Matthew B. Hemington +1 650 843 5062 hemingtonmb@cooley.com	VIA EDGAR AND COURIER

November 26, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Folake Ayoola

Celeste Murphy

Tracey Houser

Mary Mast

Re:	1Life Healthcare, Inc.
Draft Registration Statement on Form S-1
Submitted October 18, 2019
CIK No. 0001404123

Ladies and Gentlemen:

On behalf of 1Life Healthcare, Inc. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated November 15, 2019 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on October 18, 2019 (the “Draft Registration Statement”).

The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter along with copies of the Amended Draft Registration Statement marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Draft Registration Statement.

Prospectus Summary

Company overview, page 1

1.

Please ensure the most directly comparable GAAP measure precedes the presentation of your non-GAAP measures, care margin and adjusted EBITDA, throughout your Form S-1. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

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November 26, 2019

Page Two

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 77 and 109 of the Amended Draft Registration Statement.

Risk Factors

If our volume of members with private health insurance coverage declines, page 20

2.

You state that you currently derive a large portion of your revenue from members acquired under your contractual arrangements with enterprise clients that purchase health care for their employees (either via insurance or self-funded benefit plans). Please revise to quantify the portion of your revenues enterprise clients’ members account for.

The Company respectfully advises the Staff that the Company does not track the portion of total revenue derived from enterprise client members as opposed to consumer or other members. As disclosed on pages 81 and 82 of the Amended Draft Registration Statement, the Company derives revenue from each member in multiple ways, including annual membership fees, fixed payments per member under health network partner contracts, fixed payments or fixed payments per employee member from certain enterprise clients for which the Company provides onsite medical services, and fees for medical services provided. Once a member is acquired by the Company, the Company does not track total revenue directly attributable to that particular member from these various sources, as the Company does not believe such a per member metric would be helpful or relevant. Revenue derived from a member will depend on a number of different factors, such as the mix of fees and payments applicable to a given member, differences in member demographics, applicable health network contract terms, and seasonality, among other factors. For example, the Company may recognize partnership revenue on a per member per month (“PMPM”) basis for a member in one market and only recognize patient service revenue from a member in a different market. The Company further notes that it has already disclosed its significant reliance on enterprise clients’ members to generate revenue elsewhere in the Amended Draft Registration Statement, including on pages 22 and 79.

We expect our revenues to continue to be concentrated among our top clients and partners, page 43

3.

Please revise to identify all customers that account for more than 10% of your net revenues for the periods presented. In this regard, we note your disclosure here as well as on pages 78 and F-12 that three customers account for 42% and 37% of your net revenues for 2017 and 2018, respectively, and that you had up to four customers that each exceeded 10% or more of our net revenue for each period. Additionally, where applicable, please provide material terms of the agreements with these customers and file such agreements as exhibits to the registration statement, or tell us why this information is not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that, other than Google Inc., the Company’s customers that each exceeded 10% or more of net revenue for the periods presented are not required to be identified under Item 101(c)(1)(vii) of Regulation S-K because the loss of any such customer would not have a material adverse effect on the Company. As disclosed on page 43 of the Amended Draft Registration Statement, other than Google Inc., these customers are a health network partner and certain commercial payers.

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United States Securities and Exchange Commission

November 26, 2019

Page Three

Health Network Partners. As disclosed on page 126 of the Amended Draft Registration Statement, the substantial majority of the Company’s agreements with health networks, including the health network noted above, provide that the Company receives fees from such health network partners on a fixed PMPM basis for its covered members. In return, fees for primary care services provided by the Company to covered members are billed and collected on behalf of the health network by the Company, as administrator, including fees paid by insurance plans. Termination of these health network agreements would result in the loss of PMPM partnership revenue from covered members, but not a reduction in the number of members. As a result, the Company could recognize patient service revenue on a fee-for-service basis for the same members previously covered by the health network instead of PMPM partnership revenue. In addition, the Company believes that alternative health networks exist within any given market for partnering opportunities, and as such, the Company is not reliant on any single health network.

Commercial Payers. In markets where the Company contracts directly with commercial payers rather than through health network partners, the Company recognizes patient service revenue from providing primary care services to members and billing the members or their insurance plans on a fee-for-service basis. As disclosed on page 99 of the Amended Draft Registration Statement, in certain of these markets, the Company has entered into agreements with multiple commercial payers for the Company to provide primary care services in exchange for fee-for-service reimbursement for their insured members. As a result, the Company is not reliant on any single commercial payer to generate revenue. Upon the loss of any payer agreement, the Company would collect fees at out-of-network or non-participating provider rates from covered members or self-pay rates for services provided. While this may result in a reduction in membership due to increased costs borne directly by the members, those members would still have access to the Company’s primary care services, often with reimbursement from the members’ commercial insurance plan. In addition, the Company’s changing revenue mix has reduced the Company’s reliance on commercial payers. In 2017, all four customers that each exceeded 10% or more of net revenue were commercial payers. By contrast, in the nine months ended September 30, 2019, only one was a commercial payer.

The Company further advises the Staff that it has filed a redacted copy of its services agreement with Google Inc. as an exhibit to the Amended Draft Registration Statement and has revised the exhibit index on page II-3 of the Amended Draft Registration Statement accordingly. The Company believes that it has included in the exhibit index to the Amended Draft Registration Statement all other contracts that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, the Company does not believe that its agreements with the health network partner and commercial payers described above are material contracts under Item 601(b)(10) of Regulation S-K. As disclosed on page 1 of the Amended Draft Registration Statement, as of September 30, 2019, the Company had health network partnerships covering 86% of its members. As such, the Company’s agreements with health networks ordinarily accompany the Company’s business of delivering better healthcare results for key stakeholders. Further, as described above, the Company has entered into agreements with multiple commercial payers in certain markets to provide primary care services to patients in exchange for fee-for-service reimbursement. While revenue associated with certain payers may be higher based on the number of covered members, these agreements generally reflect industry standard terms. As such, the Company’s agreements with commercial payers ordinarily accompany the Company’s business of delivering better healthcare results for key stakeholders. Finally, for the reasons stated in the preceding paragraphs, the Company’s business is not “substantially dependent” on any of these individual customers or agreements under Item 601(b)(10)(ii)(B) of Regulation S-K.

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United States Securities and Exchange Commission

November 26, 2019

Page Four

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders, page 57

4.

Please clarify whether the company will be a “controlled company” under the definition of the NASDAQ stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. In this regard, we note your disclosure indicating that there will be a concentration of ownership post-offering.

The Company respectfully advises the Staff that it will not be a “Controlled Company” under Nasdaq Listing Rule 5615(c) following the offering, as no individual, “group” (as defined under Nasdaq Listing Rule 5615(c)) or other company will hold more than 50% of the voting power for the election of the Company’s directors following the offering. The Company notes that, as disclosed on page 132 of the Amended Draft Registration Statement, the Company’s existing voting agreement, as amended, among the Company and certain of its stockholders will terminate upon the closing of the offering, and none of the Company’s stockholders will have any special rights regarding the election or designation of members of the Company’s board of directors.

Market and Industry Data, page 63

5.

You state that you obtained the industry data, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

The Company respectfully advises the Staff that the Company did not commission any third party research for use in connection with this offering or the Amended Draft Registration Statement.

6.

We note the statement that although you are responsible for all of the disclosure contained in this prospectus and you believe the market position, market opportunity and market size in this prospectus is reliable, such information is inherently imprecise. The statement “such information is imprecise” appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

The Company respectfully advises the Staff that it has revised the disclosure on page 63 of the Amended Draft Registration Statement.

Use of Proceeds, page 64

7.

You state on page 42 that, as of June 30, 2019, you had $5.5 million aggregate principal amount of notes outstanding under your loan and security agreement with Silicon Valley Bank entered into in January 2013. You also disclose on page 94 that you may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee. To the extent you intend to use a portion of the net proceeds to repay the LSA notes, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K, or provide appropriate cross references.

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United States Securities and Exchange Commission

November 26, 2019

Page Five

The Company respectfully advises the Staff that it does not intend to voluntarily prepay the outstanding principal under the loan and security agreement using the net proceeds and has revised the disclosure on page 64 of the Amended Draft Registration Statement.

Dilution, page 68

8.

Please revise your presentation to begin with historical net tangible book value that excludes noncontrolling interests and the redeemable convertible preferred stock classified outside of equity. Refer to Item 506 of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the Amended Draft Registration Statement.

Selected Consolidated Financial and Other Data, page 71

9.

Please tell us how you concluded that net revenue is the most closely comparable GAAP financial measure to your non-GAAP measure, care margin. In this regard, please refer to the comparable guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 15, 72, 73, 77, 80, 81 and 109 of the Amended Draft Registration Statement to replace net revenue with loss from operations as the most closely comparable GAAP financial measure to care margin. The Company believes that loss from operations should be considered the most directly comparable GAAP financial measure because it includes all adjustments made for care margin, consistent with the comparable guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 78

10.

On page 80, you state that you believe growth in the number of members is a key indicator of the performance of your business, and that this depends, in part, on your ability to successfully market your services directly to consumers and to employers that are not yet enterprise clients and your activation rate within existing clients. You also disclose that the levels of employee membership activation at your enterprise clients may also affect the renewal rates of your enterprise clients.

(a)

Please tell us whether “activation rate” and “median estimated activation rate” are the same measures. To the extent they are not the same measure, please revise to define “activation rate.” In this regard, we note that you define “median estimated activation rate” at a given time as the percentage of eligible lives enrolled as members.

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United States Securities and Exchange Commission

November 26, 2019

Page Six

(b)

Please tell us whether you monitor “activation rate,” “median estimated activation rate,” “employee membership activation,” and “renewal rates” of your enterprise clients. To the extent you monitor these measures, revise to disclose any related metrics used and provide a quantitative and qualitative analysis of the changes in these metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. In this regard, we note your disclosure that for the twelve months ended June 30, 2019, you experienced a 97% retention rate across your enterprise clients and an 88% retention rate across your consumer members, and that within enterprise clients with at least 250 eligible employees, your median estimated activation rate as of June 30, 2019 was 43%.

The Company respectfully advises the Staff that “activation rate” at a given time is defined as the percentage of eligible lives enrolled as members and “median estimated activation rate” is the median of activation rates of multiple enterprise clients at a given time. The Company advises the Staff that it has revised the disclosure on pages 9, 23, 79, 108 and 115 of the Amended Draft Registration Statement to clarify the definitions of these terms.

The Company further advises the Staff that the Company does not regularly monitor “activation rate,” “median estimated activation rate,” “employee membership activation” and “renewal rates” with respect to enterprise clients and does not use these metrics or related metrics as key performance indicators to manage its business or growth or to analyze historical results of operations. Instead, as disclosed on page 79 of the Amended Draft Registration Statement, the Company occasionally uses these metrics to compare member activation across different enterprise clients and to look for opportunities for additional membership activation within existing enterprise clients.

The Company believes that use of these metrics as key performance indicators may be misleading to potential investors. The level of member activation at an enterprise client depends on factors that the Company has little control over, such as size of the employee base over time, level of direct sales and marketing outreach to employees permitted by the client, and employee demographics, among others, including those disclosed on pages 22 and 23 of the Amended Draft Registration Statement. These factors may result in activation rates that are not indicative of future growth at such client. For example, an enterprise client with a small employee base may have high initial activation rates due to ease of marketing penetration and lack of benefits options, which could result in lower member growth potential at that enterprise client. On the other hand, low initial activation rates are similarly not predictive of future growth, as employees may never register as members due to factors outside of the Company’s control, such as limited sales and marketing penetration due to employer restrictions on direct outreach and employee demographics.

For similar reasons, activation rates are also not useful to analyze historical results of operations or manage revenue growth. For example, an enterprise client may have high activation rates for several periods, but the impact of that enterprise client on total revenue for these periods and future periods will further depend on utilization by employee members of the Company’s primary care services, the terms of any health network partnership in the applicable market, the size of the enterprise client, and other factors. Further, as disclosed on pages 78, 81 and 82 of the Amended Draft Registration Statement, the Company recognizes membership revenue ratably but collects membership fees in advance based on a rate per employee per month. As a result, low activation rates would not affect membership revenue for the applicable period.

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United States Securities and Exchange Commission

November 26, 2019

Page Seven

The Company has disclosed growth in number of members on pages 80 and 81 of the Amended Draft Registration Statement as a key metric used by the Company’s management to manage its business and growth and to analyze historical results of operations. As disclosed on page 80 of the Amended Draft Registration Statement, the Company believes that this metric is appropriate to use as a key indicator of the performance of the Company’s business and expected revenue growth and informs the Company’s management of areas of its business that will require further investment to support future growth.

Our Revenue, page 78

11.

On page 26, you disclose that for the years ended December 31, 2017 and 2018, net patient service revenue accounted for 78% and 68% of net revenue, respectively, and 69% and 53% for the six months ended June 30, 2018 and 2019, respectively. We further note your disclosure on page 78 that you use historical patient visit rates, historical mix of services performed, and current reimbursement rates to help predict, manage and grow this part of your business. Please tell us whether you consider these measures as key performance indicators, and what consideration you gave to providing a quantitative and qualitative discussion of the changes to the measures for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company does not consider these measures as key performance indicators and has revised its disclosure on page 78 of the Amended Draft Registration Statement. The Company monitors and uses certain of these measures to analyze and explain differences in net revenue and operating results across periods. However, the Company does not use these measures as key performance indicators to manage its business or growth or predict future results because the Company does not have significant control over these measures. For example, patient visit rates and mix of services performed can be highly dependent on seasonality and geography as well as patient mix and demographics, as disclosed on page 26 of the Amended Draft Registration Statement, over which the Company has no control. As such, these measures would not be useful or relevant as key performance indicators and, due to seasonality, often are not helpful to analyze prior period results. Further, the Company has very little control over changes in reimbursement rates from commercial and government payers, including for the reasons disclosed on page 27 of the Amended Draft Registration Statement. As such, the Company may use this measure to analyze prior period results but does not consider this measure to be a key performance indicator.

Components of Our Results of Operations, page 81

12.

We note a declining trend in the number of new members for each comparable quarter. For example, we note the fourth quarter of 2018 grew 7.1% over the previous quarter in comparison to the fourth quarter of 2017 grew 13.8%. Please expand your discussion and analysis of net revenue for each period presented to address this trend on your operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

The Company respectfully advises the Staff that it has revised the disclosure on page 94 of the Amended Draft Registration Statement.

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November 26, 2019

Page Eight

13.

Please expand your analysis of cost of care, exclusive of depreciation and amortization as a percentage of net revenue for each period present to provide a complete understanding of the factors disclosed. For the interim period, please explain why higher net revenue from health network partners lead to a decrease in the percentage. For the annual period, please explain why increased net revenues did not result in a comparable increase in cost of care, exclusive of depreciation and amortization. Refer to Items 303(a)(3)(i) and 303(a)(3)(ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

The Company respectfully advises the Staff that it has revised the disclosure on pages 82, 87 and 91 of the Amended Draft Registration Statement.

Net Revenue, page 85

14.

There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose that net revenue per member increased as you entered into new partnership relationships with health networks that resulted in a higher net revenue rate per member than the previous fee-for-service contracts with payers. Correspondingly, net patient service revenue decreased as you entered into new partnership relationships with health system partners, partially offset by an increase in rate per visit, attributable to payer rate increase and a higher mix of revenue from payers with higher rates, and an increase in the number of visits per member. Please revise to quantify the amount each source contributed to a material change in your revenues. As an example, you should quantify the increase that is attributable to “net revenue per member” and “number of visits per member.” We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

The Company respectfully advises the Staff that it has revised the disclosure on page 86 of the Amended Draft Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 99

15.

Please expand your disclosure for the determination of the fair value of common stock to provide additional details regarding your use of the income and market approaches, including the nature of the material assumptions involved. Also provide additional detail regarding the extent to which recent sales of redeemable convertible preferred stock and common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

The Company respectfully advises the Staff that it has revised the disclosure on pages 102 and 103 of the Amended Draft Registration Statement.

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Page Nine

16.

We may have additional comments on your accounting for equity issuances including stock compensation, fair value of warrants, and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response, tell us for each equity award granted since January 1, 2018 the following:

•	The date of the award;

•	The number of awards granted;

•	The exercise price of the award;

•	The deemed fair value of common stock on the grate date; and

•	The grant date fair value of the award.

Also tell us how the your estimate of the redeemable convertible preferred stock for purposes of estimating the fair value of your outstanding warrants relates to your estimates of common stock fair value.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will provide information with respect to recent valuations of its common stock and explain the reasons for the differences between such valuations and the midpoint of the estimated offering price range, and information with respect to valuations of the Company’s outstanding warrants as they relate to valuations of the Company’s common stock, once an estimated offering range has been determined and prior to the circulation of a preliminary prospectus.

Certain Relationships and Related Party Transactions

Enterprise Client Arrangements, page 149

17.

Please expand to discuss the material terms of the contractual arrangements with your enterprise clients as well as the succession agreements with Andrew Diamond, including the terms and any termination provisions, or provide relevant cross references. You state that under the succession agreements, upon the occurrence of certain events, Dr. Diamond agrees to transfer all shares in the applicable One Medical PC to a successor shareholder designed by the Company. Please revise to discuss the “certain events” or let us know why this is not material.

The Company respectfully advises the Staff that it has revised the disclosure on pages 127, 128 and 151 of the Amended Draft Registration Statement.

2. Summary of Significant Accounting Policies

Segment Information, page F-11

18.

Please disclose revenues recognized for each of your different services offered in accordance with ASC 280-10-50-40. In this regard, we note your presentation in Note 5 in accordance with ASC 606. It would appear that Partnership revenues are comprised of three different service offerings to (a) your health network partners; (b) on-site medical services to certain enterprise clients; and (b) capitation payments from HMOs related to services for their enrollees.

The Company respectfully advises the Staff that it considered the guidance for entity-wide disclosures related to product groups under Accounting Standards Codification 280-10-50-40 and determined that additional disclosures of disaggregated net sales within partnership revenues were not meaningful to allow potential investors to understand the Company’s business activities,

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November 26, 2019

Page Ten

historical performance or future prospects. While partnership revenue is generated from (i) health network partners, (ii) on-site medical services to certain enterprise clients, and (iii) capitation payments from Independent Physician Associations related to services for their enrollees, the Company provides the same services to each type of customer. These services are the medical (or professional) services provided by healthcare professionals at the Company’s affiliated professional corporations to members and the associated management and administrative services provided by the Company to its partners and clients, including as disclosed on page 126 of the Amended Draft Registration Statement. In addition, the Company’s organizational structure does not separately delineate partnership revenue at a disaggregated level as the Company’s revenue generation process of providing services to members is substantially the same for all partnership revenue. Accordingly, the Company advises the Staff that it does not believe further disaggregated disclosure beyond the Company’s presentation of disaggregated revenue in accordance with ASC 606 and included in the Amended Draft Registration Statement would be useful to potential investors.

Concentration of Credit Risk and Significant Customers, page F-12

19.

Please revise your presentation of net revenue and accounts receivable, net, to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C, et cetera. This will allow an investor to understand if there are any changes with each major customer.

The Company respectfully advises the Staff that it has revised the disclosure on page F-12 of the Amended Draft Registration Statement.

Goodwill, page F-14

20.

We note that you have concluded that goodwill has not been impaired during any periods presented. Given your history of losses and negative operating cash flows and your expectations that these trends will continue into the future, please tell us how you were able to conclude that the fair value of your reporting unit exceeded its carrying value. As part of your response, please tell us the methods and approaches used to estimate fair value, including the weighting used if multiple approaches are used. To the extent that you have concluded that goodwill is not impaired but a material uncertainty exists, please provide a discussion and analysis of the material uncertainty within MD&A, including the specific factors that could lead to an impairment charge. Please refer to ASC 350-20-35- 3C and 35-30, Item 303(a)(3) of Regulation S-K, and Sections 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance.

The Company respectively advises the Staff that the Company follows the provisions of Accounting Standard Codification 350, Intangibles—Goodwill and Other (“ASC 350”) when applying its goodwill impairment tests. The Company performs a goodwill impairment test at least annually on October 1, or between each annual test, if an event occurs or circumstances change that would more likely than not reduce the fair value of its reporting unit below its carrying value, including goodwill. The Company performed a Step 1 test in 2016 and determined the fair value of its reporting unit exceeded the book value of the reporting unit by $500 million; as a result, the Company determined that there was no goodwill impairment. The fair value was determined by the Company’s management, after considering a valuation report prepared by a third-party valuation

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November 26, 2019

Page Eleven

expert under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and approved by the Company’s board of directors (the “409A Valuation”). The Company also notes that fair value under the 409A Valuation reflects the fair value of a company on a minority basis while the premise of the valuation of a business for ASC 350 purposes is on a control basis. However, introducing such a control premium will tend to increase the fair value of the reporting unit, and, as a result, the fair value under ASC 350 would be even higher than the fair value under the 409A Valuation. The fair value from the 409A Valuation was determined using a combination of the income (weighted at 75%) and market (weighted at 25%) approaches and reflected, among other things, the Company’s contemporaneous projections of revenue and operating expenses as part of the discounted cash flow analysis under the income approach.

For the Company’s annual impairment test in 2017, 2018 and 2019, the Company evaluated qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the entity is less than its carrying amount. The Company considered the following factors:

Factor	Consideration
• any sustained decrease in share price, considered not only in absolute terms but also relative to peers;	Since the Step 1 analysis performed in 2016, the fair value per share of the Company’s common stock as determined under Section 409A has increased over 120% due to the increased probability of future profitability and projected future cash flows, as well as including consideration of recent arms’-length sales of common stock and redeemable convertible preferred stock. For example, the Company’s issuance and sale of Series I redeemable convertible preferred stock in August 2018 resulted in gross proceeds of approximately $220 million and a 42% increase in enterprise value over the prior preferred stock financing in November 2015. Therefore, the Company did not experience a decrease in the fair value of its common stock.

• overall financial performance, such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods;	The Company’s losses during 2017 and 2018 and the nine months ended September 30, 2019 were consistent with or lower than planned results. During these periods, the Company continued to incur increased costs in sales and marketing and general and administrative expenses, including research and development costs as planned. The Company also experienced negative cash operating cash flows during 2017, 2018 and the nine months ended September 30, 2019; however, these were forecasted and planned. Therefore, management did not consider overall financial performance to be an indicator of impairment.

• other relevant entity-specific events, such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation;	While the Company added several executives to its management team during these periods, there were no significant adverse unusual events and, as a result, the Company’s management did not consider these additions to be an indicator of impairment.

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November 26, 2019

Page Twelve

• macroeconomic conditions, such as a deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets; and	Macroeconomic conditions in the United States, where the Company operates, have generally been consistent in recent years, with generally robust access to capital. Therefore, management did not consider macroeconomic conditions to be an indicator of impairment.

•   industry and market considerations, such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for the Company’s services, or a regulatory or political development generally consistent with recent years.

The U.S. primary care market has continued to experience growth and is expected to be approximately $260 billion in 2019, and there have been no recent adverse regulatory trends affecting the Company’s business. Therefore, the Company did not consider industry and market considerations to be an indicator of impairment.

Additionally, the Company assessed between these annual impairment tests whether an event has occurred or circumstances changed between annual tests that could more likely than not reduce the fair value of the reporting unit below its carrying amount (“triggering events”) and concluded that no triggering events existed for any interim period during the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2019.

The Company respectfully notes that, despite its history of losses and negative cash flows, based on the considerations above, it has determined that (i) it is not more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount and (ii) no further impairment testing is necessary. As the Company’s enterprise value has continued to increase since the Step 1 analysis in 2016, the Company has significant headroom and the fair value of the reporting unit has significantly exceeded its carrying value in each period since the Step 1 analysis. Therefore, the Company advises the Staff that it has determined that goodwill is not impaired and that the Company’s management does not believe that a material uncertainty exists.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

November 26, 2019

Page Thirteen

Revenue Recognition, page F-17

21.

For the health network contracts and the capitation payments from HMOs under ASC 606, please expand your disclosures to state for each customer is, the performance obligations you are contractually obligated to provide to the customer, along with when you have satisfied the performance obligation. Please refer to ASC 606-10-50-12 for guidance.

The Company respectfully advises the Staff that it has revised the disclosure on pages 78, 82, 99, 100 and F-19 of the Amended Draft Registration Statement.

22.

We note your disclosure that the enterprise customer pays a fixed-price or a fixed-price per employee for the on-site medical services. We further note your statement that the transaction price for some of these agreements constitutes variable consideration. Please help us understand the nature and terms of these agreements such that the transaction price is variable consideration, how you are estimating the variable consideration, and whether the estimate is constrained. Please also discuss the allocation of the variable consideration to the series. Please refer to ASC 606-10-32-39 through 32-41 for guidance.

The Company respectfully advises the Staff that it has revised the disclosure on pages 99, 100 and F-19 of the Amended Draft Registration Statement.

23.

We note your disclosure on page 38 that if the customer is not satisfied you may be required to issue credits or refunds for membership fees. Please expand your accounting policy for your membership fees to address this variable consideration.

The Company respectfully advises the Staff that credits and refunds for membership fees have historically had an inconsequential impact on net revenue and, as a result, the Company does not believe that this is a significant accounting policy. The Company advises the Staff that it has revised the disclosure on page 38 to clarify the historical effects of credits and refunds on its net revenue.

3. Variable Interest Entities, page F-24

24.

Please tell us what you mean by the statement, “…as a direct result of the financial support 1Life provides to the PCs, the income and expenses of the PCs that are recorded in the consolidated statements of operations and statements of comprehensive loss as net loss attributable to 1Life Healthcare, Inc. stockholders.” As part of your response, please tell us why there is no noncontrolling interest relating to the PCs.

The Company respectfully advises the Staff that, as disclosed on page 127 of the Amended Draft Registration Statement, the Company enters into administrative services agreements (“ASAs”) with certain healthcare professional corporations (the “PCs”), which in turn are owned and managed by physicians. Under the ASAs, the PCs pay the Company certain fees for providing administrative services at their fair market value, office space and equipment, the One Medical brand, intellectual property and cost of capital. In addition, the PCs retain independent discretion to employ or contract with healthcare providers, including physicians, nurse practitioners, physician assistants and other medical professionals to provide medical care to patients, while the Company has authority over all decisions relating to central non-medical operations of the PCs. This construct is designed to comply with the relevant laws and regulations governing professional medical practice, which generally prohibit the practice of medicine by lay persons or entities as disclosed on pages 25 and 26 of the Amended Draft Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

November 26, 2019

Page Fourteen

To satisfy these regulatory requirements, all of the issued and outstanding equity interests of the PCs are owned by licensed medical professionals nominated by the Company (the “Nominee Shareholders”). Upon formation of the PCs and initial issuance of equity interests, the Nominee Shareholders contributed a nominal amount of capital in exchange for their interests in the PCs, amounting to approximately $100 to $300 for each PC. The Company then executes ASAs with each PC. The ASAs have historically absorbed all of the net profits generated by the PCs and are expected to absorb the residual returns of the PCs in the foreseeable future.

The Company respectfully refers the Staff to Note 3, Variable Interest Entities, to the Company’s consolidated financial statements for the years ended December 31, 2017 and 2018 (the “2018 Financial Statements”) on pages F-24 and F-25 of the Amended Draft Registration Statement, where the Company discloses that it provides all of the necessary capital for the operation of the PCs through both loans to the PCs and the provision of equipment and office space. On this basis, the Company concluded that the Company, and not the Nominee Shareholders, is exposed to the expected losses of the PCs. The Company further notes that, as disclosed on page F-24 of the Amended Draft Registration Statement, upon the occurrence of a “succession event,” the Company may designate a new Nominee Shareholder that will purchase the equity interests from the predecessor Nominee Shareholder affected by the succession event for the same nominal amount (i.e., $100 to $300), effectively limiting the Nominee Shareholders’ rights to the returns of the PCs. The succession events are further described on pages 127 and 128 of the Amended Draft Registration Statement and include termination of a Nominee Shareholder’s contractual relationship with the Company, which can be terminated by the Company at any time and for any reason.

The Company respectfully notes that Accounting Standards Codification 810, Consolidation (“ASC 810”), does not provide explicit requirements regarding the allocations of income or losses to noncontrolling interests. However, the Company notes that the prevailing principle is that such allocations should reflect any substantive profit-sharing arrangements in place. While not codified, this principle was described in paragraph BC37 to the basis of conclusions for the Statement of Financial Accounting Standard 160, Noncontrolling Interests in Consolidated Financial Statements, as codified in ASC 810.

The Company notes that in the Exposure Draft for noncontrolling interests, the Financial Accounting Standards Board proposed that net income and other comprehensive income or loss be attributed to the parent and noncontrolling interest based on relative ownership interests unless they have entered into an arrangement that requires a different attribution, such as a profit-sharing arrangement. In that case, net income or loss and the components of other comprehensive income would have been attributed to the parent and the noncontrolling interest based on the terms of the arrangement.

The Company respectfully advises the Staff that, based on the facts and circumstances discussed in the 2018 Financial Statements and as described in further detail above, the Company determined that the noncontrolling interest holders (i.e., the Nominee Shareholders), notwithstanding their legal form of ownership of the equity interests in the PCs, have no substantive profit-sharing rights in the PCs. Therefore, the noncontrolling interest for a PC was initially measured based on its nominal initial net investment from the Nominee Shareholders, and the accumulated net losses recognized by such PC since formation have not been allocated to the noncontrolling interest. The Company further advises the Staff that it has revised the disclosure on page F-24 of the Amended Draft Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

November 26, 2019

Page Fifteen

8. Leases, page F-30

25.

We note that you utilized a valuation expert to determine the appropriate incremental borrowing rates for your leases upon adoption of ASC 842. Please tell us the nature and extent of the valuation expert’s involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S-1 along with a consent from the valuation expert once the Form S-1 is filed.

The Company respectfully advises the Staff that it has revised the disclosure on page F-32 of the Amended Draft Registration Statement to remove the reference to the third-party valuation expert, as the Company’s management ultimately takes full responsibility for determining the incremental borrowing rates for the Company’s leases. The Company notes that the conclusions reached by the valuation expert were taken into consideration by the Company’s management when determining the appropriate incremental borrowing rates. Under Rule 436(b) of the Securities Act of 1933, as amended, the Company does not believe it is required to make reference to a third-party expert simply because the Company took into consideration the third party expert’s report in connection with the preparation of the Amended Draft Registration Statement and the issuance of the Company’s consolidated financial statements. The Company further notes that such conclusions are not set forth in the Amended Draft Registration Statement, as revised, upon the authority of or in reliance upon the valuation expert such as to result in “expertized” disclosure for purposes of Section 11(a) of the Securities Act of 1933, as amended. Moreover, the valuation expert did not review or pass upon the information set forth in the Amended Draft Registration Statement. For the foregoing reasons, under Rule 436(b), the Company does not believe that the name of the valuation expert must be disclosed in the Amended Draft Registration Statement or that a consent from such valuation expert needs to be filed as an exhibit to the Amended Draft Registration Statement.

19. Commitments and Contingencies, page F-48

26.

We note your statement regarding certain findings from the sales and use tax audit that you are unable to predict the probability of the outcome or estimate of loss or range of loss. Please note that ASC 450-20-50 does not require precision or certainty when estimating the amount of probable or reasonably possible loss in excess of accrual. Please revise your disclosure to state the amount or range of reasonably possible loss or that you are unable to estimate the amount or range in accordance with ASC 450-20-50.

The Company respectfully advises the Staff that it has revised the disclosure on page F-50 of the Amended Draft Registration Statement.

General

27.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

November 26, 2019

Page Sixteen

28.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus that are not already included. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretation.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any graphical materials or artwork it intends to use in the prospectus, once available.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5062 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ MATTHEW B. HEMINGTON

Matthew B. Hemington

cc:	Amir Dan Rubin, 1Life Healthcare, Inc.
Bjorn B. Thaler, 1Life Healthcare, Inc.

Lisa A. Mango, 1Life Healthcare, Inc.

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com